Exhibit 99.93

DHX Media board appoints two new directors

David Colville, P.Eng. and D. Geoffrey Machum, Q.C. to fill two currently vacant spots

HALIFAX, May 20, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, is pleased to announce the appointment of two new directors to fill vacant spots on its board of directors.

Mr. David Colville, P.Eng., president, DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (CRTC), and D. Geoffrey Machum, Q.C., a senior partner with law firm Stewart McKelvey, and Chair of the Halifax Port Authority, were appointed to the board on May 16, 2014.

Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. after which he became the Senior Director, Communications Policy at the Nova Scotia Department of Transportation and Communications. From 1990 to 2004 he was Commissioner and Vice Chairman (from 1995) of the Canadian Radio-Television and Telecommunications Commission (CRTC), during which time he chaired the team investigating internet broadcasting vis-à-vis the Broadcasting Act. Mr. Colville is currently president, DC Communications Consulting Ltd., advising a variety of national telecommunications companies. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Mr. Geoffrey Machum, Q.C. is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He is the firm's designated Strategic Marketing Partner and serves on its governing Partnership Board, as well as on its Human Resources Committee. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum is also Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management's Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors. Mr. Machum is involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 08:38e 20-MAY-14